UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.__)*

BioRestorative Therapies, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

090655101
(CUSIP Number)

A. Jeffrey Radov
8 Walworth Avenue
Scarsdale, New York
(561) 904-6070

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2012
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 5 Pages

1.	Name of Reporting Person A. Jeffrey Radov

2.	Check the appropriate box if a member of a group	(a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 47,500,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 47,500,000
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Reporting Person
47,500,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
5.9%

14.	Type of Reporting Person
IN

ITEM 1.   SECURITY AND ISSUER.

       This statement relates to shares of Common Stock, par value $.001 per share (the “Common Stock”), of BioRestorative Therapies, Inc., a Nevada corporation (the “Company”).  The address of the principal executive offices of the Company is 555 Heritage Drive, Jupiter, Florida 33458.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)   Name of Reporting Person:

             A. Jeffrey Radov

          (b)   Residence or business address:

             8 Walworth Avenue
             Scarsdale, New York

          (c)  The Reporting Person is a director of the Company.

          (d)  The Reporting Person has not been convicted in a criminal proceeding in the last five years.

          (e)  The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  The Reporting Person is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Reference is made to Item 5.

ITEM 4.   PURPOSE OF TRANSACTION.

       The Reporting Person is a director of the Company.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)   As of the date hereof, the Reporting Person is the beneficial owner of 47,500,000 shares of Common Stock of the Company (or approximately 5.9% of the outstanding Common Stock of the Company).  Such number includes 35,000,000 shares of Common Stock issuable upon the exercise of currently exercisable options, including 15,000,000 shares of Common Stock issuable upon the exercise of an option that became exercisable on February 10, 2013 and 5,000,000 shares of Common Stock issuable upon the exercise of an option that was granted to the Reporting Person on December 7, 2012 and became exercisable on such date.  The Reporting Person also holds an option for the purchase of 5,000,000 shares of Common Stock that will become exercisable on December 7, 2013.

          (b)   The Reporting Person has sole voting and dispositive power over 47,500,000 shares of Common Stock of the Company.

          (c)   During the past 60 days, the Reporting Person has not effected any transactions in the Common Stock of the Company.

ITEM 6.    CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR
      RELATIONSHIPS  WITH RESPECT TO SECURITIES OF THE ISSUER.

       Reference is made to Item 5 with respect to options held by the Reporting Person.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to myself is true, complete and correct.

Dated: February 14, 2013

 A. Jeffrey Radov
A.	Jeffrey Radov